

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2017

Adam Craig
President and Chief Executive Officer
CTI BioPharma Corp.
3101 Western Avenue, Suite 600
Seattle, Washington 98121

Re: CTI BioPharma Corp.
Preliminary Proxy Statement on Schedule 14A
Filed November 28, 2017
File No. 000-28386

Dear Dr. Craig:

We have limited our review of your filing to those issues we have addressed in our comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed November 28, 2017

Proposal 1: Approval of Delaware Reincorporation
Comparison of Shareholder Rights Before and After the Reincorporation, page 12

1.   Please expand your disclosure to compare shareholders' rights pursuant to the exclusive forum provision in Article XI of the Certificate of Incorporation to be filed in Delaware with shareholders' current rights in Washington.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Brophy Christensen - O'Melveny &Myers LLP